UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Atlas Air, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title of Class of Securities)

049164 10 6
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
(   )  Rule 13d-1(b)
(   )  Rule 13d-1(c)
( x )  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164 10 6              13G

1    NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Michael A. Chowdry

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  ( x )
     (b)  (   )

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER

     13,130,128

6    SHARED VOTING POWER

     195,000

7    SOLE DISPOSITIVE POWER

     13,130,128

8    SHARED DISPOSITIVE POWER

     195,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,325,128

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     59.2%

12   TYPE OF REPORTING PERSON

     IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 049164 10 6         13G

1    NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Chowdry Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  ( x )
     (b)  (   )

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER

     5,981,001

6    SHARED VOTING POWER

7    SOLE DISPOSITIVE POWER

     5,981,001

8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,981,001

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     26.7%

12   TYPE OF REPORTING PERSON

     PN

*SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 049164 10 6         13G

1    NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Chowdry, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  ( x )
     (b)  (   )

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER

     7,151,001

6    SHARED VOTING POWER

7    SOLE DISPOSITIVE POWER

     7,151,001

8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,151,001

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.9%

12   TYPE OF REPORTING PERSON

     CO

*SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a) Name of Issuer:

     Atlas Air, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     538 Commons Drive, Golden, Colorado 80401

Item 2(a) Name of Person Filing:

     Michael A. Chowdry
     Chowdry Limited Partnership
     Chowdry, Inc.

Item 2(b) Address of Principal Business Office or, if none,
     Residence:

     Michael A. Chowdry:
     538 Commons Drive, Golden, Colorado 80401

     Chowdry Limited Partnership and Chowdry, Inc.:
     622 Pioneer Avenue, Cheyenne, WY 82001

Item 2(c) Citizenship:

     Michael A. Chowdry is a United States citizen.  Chowdry
     Limited Partnership is a Wyoming limited partnership.
     Chowdry, Inc. is a Wyoming corporation.

Item 2(d) Title of Class of Securities:

     Common Stock $0.01 par value

Item 2(e) CUSIP Number:

     049164 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)  Broker of Dealer registered under Section 15 of the Act
(b)  Bank as defined in section 3(a)(6) of the Act
(c)  Insurance Company as defined in section 3(a)(19) of the Act
(d) Investment Company registered under section 8 of the Investment Company Act.
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g)  Parent Holding Company, in accordance with 240.13d-
     1(b)(1)(ii)(G) (Note: See Item 7)
(h)  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

     Not applicable

Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owed as of December 31, 1998:

          13,325,128 shares by Michael A. Chowdry, including shares held by Chowdry Limited Partnership and Chowdry, Inc. and shares held by the Chowdry Family
          Foundation(1)

          5,981,001 shares by Chowdry Limited Partnership(1)

          7,151,001 shares by Chowdry, Inc., including shares held by Chowdry Limited Partnership(1)

     (b)  Percent of Class:

          59.2% by Michael A. Chowdry
          26.7% by Chowdry Limited Partnership
          31.9% by Chowdry, Inc.

     (c)  Number of shares as to which such person has:
          (i)            sole power to vote or to direct the vote
                    13,130,128 by Michael A. Chowdry(1)
                    5,981,001 by Chowdry Limited Partnership(1)
                    7,151,001 by Chowdry, Inc.(1)

          (ii) shared power to vote or to direct the vote 195,000 by Michael A. Chowdry(2)

          (iii)            sole power to dispose or to direct the
                    disposition of
                    13,130,128 by Michael A. Chowdry(1)
                    5,981,001 by Chowdry Limited Partnership(1)
                    7,151,001 by Chowdry, Inc.(1)

          (iv) shared power to dispose or to direct the disposition of
                    195,000 by Michael A. Chowdry(2)

(1) Mr. Chowdry is the sole stockholder, officer and director of Chowdry, Inc., and Chowdry, Inc. is the managing general partner of Chowdry Limited Partnership. Accordingly, Mr. Chowdry is the beneficial owner of shares held by him and held by Chowdry Limited Partnership and Chowdry, Inc. Mr. Chowdry owns of record in his name 5,906,000 shares; Mr. Chowdry also has stock options exercisable currently to purchase 73,127 shares of common stock of Atlas Air, Inc.; Chowdry Limited Partnership owns of record in its name 5,981,001 shares ; and Chowdry, Inc. owns of record in its name 7,151,001 shares. All three of these shareholders own in the aggregate 13,130,128 shares.

(2) The Chowdry Family Foundation (the "Foundation"), a non-profit corporation, owns 195,000 shares of Atlas Air, Inc. common stock. Michael A. Chowdry is one of the Foundation's directors and officers, and as such he may be deemed to share the power to vote and the power to dispose of these shares. However, one person other than Mr. Chowdry has been given authority by the Foundation's Board of Directors to determine whether any disposition of these shares is to be made.

Item 5.  Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

     Not Applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not Applicable

Item 8.  Identification and Classification of Members of the
Group.

     Not Applicable

Item 9.  Notice of Dissolution of Group.

     Not Applicable

Item 10.  Certification.

     Not Applicable

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1999
Date

     /s/ M. A. Chowdry
     Michael A. Chowdry

CHOWDRY LIMITED PARTNERSHIP

By:  Chowdry, Inc., General Partner

     By:  /s/ M. A. Chowdry
          Michael A. Chowdry, President

CHOWDRY, INC.

By:  /s/ M. A. Chowdry
     Michael A. Chowdry, President

EXHIBIT TO AMENDMENT NO. 3 TO SCHEDULE 13G OF
MICHAEL A. CHOWDRY, CHOWDRY LIMITED PARTNERSHIP
AND CHOWDRY, INC.

Dated February 11, 1999

AGREEMENT REGARDING FILING

The undersigned hereby expressly agree that they will file together an Amendment No. 3 to Schedule 13G and any further amendments to the Schedule 13G with respect to the undersigned's beneficial ownership of common stock of Atlas Air, Inc. The undersigned also agree that the Amendment to the Schedule 13G to which this Agreement is attached is to be filed on behalf of each of us.

Date:     February 11, 1999

          /s/ M. A. Chowdry
          Michael A. Chowdry

          CHOWDRY LIMITED PARTNERSHIP

          By: Chowdry, Inc., General Partner

               By:  /s/ M. A. Chowdry
                    Michael A. Chowdry, President

          CHOWDRY, INC.

          By:  /s/ M. A. Chowdry
               Michael A. Chowdry, President